UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 25, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ZST Digital Networks, Inc.

File No. 333-171608 - CF# 26213

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ZST Digital Networks, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form S-3 filed on January 7, 2011.

Based on representations by ZST Digital Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through July 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel